July 26, 2010

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0610

Washington, D.C. 20549

Attention:        Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	drugstore.com, inc.

Form 10-K for the fiscal year ended January 3, 2010 (the “Form 10-K”)

Form 10-Q for the quarterly period ended April 4, 2010 (the “Form 10-Q”)

Schedule 14A filed on April 30, 2010 (the “Proxy Statement”)

File No. 000-26137

Dear Mr. Rosenberg:

drugstore.com, inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated July 12, 2010 (the “Comment Letter”) relating to the above referenced filings. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 15: Exhibits, Financial Statement Schedules

1. Please provide us with a detailed analysis supporting your determination that you are not required to file your agreement with Medco Health Solutions as an exhibit to your Form 10-K. Alternatively, file the agreement as an exhibit.

Company Response:

We respectfully inform the Staff that our agreement with Medco Health Solutions was not filed as an exhibit to our Form 10-K pursuant to Item 601 of Regulation S-K as that agreement was entered into in the ordinary course of our business.

Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence such as

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“continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

We believe that our agreement with Medco Health Solutions is of a sort that ordinarily accompanies the kind of business conducted by drugstore.com. Specifically, we have entered into, and will likely continue to enter into, similar agreements providing for website development and hosting, fulfillment, and customer care services with a number of companies, including, for example, Rite Aid Corporation1, Everyday Health, Inc. (formerly Revolution Health, Inc.), and Luxottica Group S.p.A. As we disclosed in our Form 10-K, under “Risk Factors,” we believe that these relationships attract customers, facilitate broad market acceptance of our products and the drugstore.com brands, and enhance our sales and marketing capabilities, and we expect to continue to evaluate and consider a wide array of similar strategic partnerships as part of our growth strategy.

Furthermore, our agreement with Medco Health Solutions does not obligate us to sell a major part of our goods or services, does not obligate Medco to buy a major part of our goods or services, and does not involve the license to or by us of intellectual property upon which our business depends. Thus, our business is not substantially dependent on this agreement.

Our agreement with Medco Health Solutions provides only for Medco to reimburse us for certain costs and for shared economics on future sales to end customers. It provides no guaranteed minimum sales or service fees and no sourcing or supply commitment. The net sales that drugstore.com recognized in 2009 and to date in 2010 from the website launched under the Medco Health Solutions agreement represented only a small portion of our total net sales from continuing operations. We continue to operate eleven of our own websites and maintain our pre-existing businesses independently of the agreement with Medco. In addition, we continue to build and operate third-party sites, and we expect to continue to identify potential similar partnerships in this area.

[1]

It should be noted that we have filed the amended and restated main agreement and pharmacy and private label services and supply agreement that we entered into in 2008 with Rite Aid Corporation. However, those agreements are distinguishable from the agreement with Medco Health Solutions as neither was entered into in the ordinary course of our business. The Rite Aid main agreement eliminated our local-pickup business segment, and the pharmacy and private label services and supply agreement grants us the right to use technology that is fundamental to our pharmacy business. We did not file our web hosting and fulfillment agreement with Rite Aid, based on the same reasoning set forth here with respect to the Medco agreement.

July 26, 2010

Form 10-Q for the Quarterly Period Ended April 4, 2010

Note 5. Acquisition of Salu, page 6

2. You disclose in a press release filed on Form 8-K on December 28, 2009 that you acquired Salu, a leading e-commerce seller of premium brands of skin care and beauty products typically found only in luxury spas, fine stores and dermatologist offices. It appears that you have not allocated purchase price to acquired customer lists and noncontractual customer relationships in the U.S., Australia and Korea as a result of this acquisition. The customer lists and customer relationships data would appear to include at a minimum the names and addresses of Salu’s customers, their customers’ purchasing history and the revenue and profitability generated per customer of Salu’s premium brands. Please provide us an analysis supporting your conclusion that these customer relationship intangibles have no value. Please reference ASC 805-20-55-3 and ASC 805-20-55-20 in your response.

Company Response:

We allocated the purchase price we paid for Salu, Inc. to the tangible assets, identifiable intangible assets, and goodwill acquired, as detailed in Note 5 to our consolidated financial statements filed with our Form 10-Q.

In identifying the intangible assets to be recognized apart from goodwill, we followed the guidance in ASC 805-20-55-3. ASC 805 requires that an acquired intangible asset should be recognized as an asset apart from goodwill if it is: “(1) separable (i.e., capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability), regardless of whether the entity intends to do so; or (2) arises from contractual or other legal rights regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.”

Given this, we evaluated whether the acquired intangible asset arose from either a contractual right or other legal rights. Secondarily, we evaluated if any intangible assets that did not meet the criteria of being either contractual or based on legal rights were separable from the business. Based on these evaluations we determined that there were no other acquired intangible assets, other than those specifically identified, that met the requirements for disclosure under the guidance provided by ASC 805-20-55.

Specifically, as part of the acquisition, as the Staff comment notes, we acquired existing customers relationships held by Salu. Under ASC 805-20-55-20 examples of customer-related intangible assets are customer lists, order or production backlog numbers, customer contracts and related customer relationships, and noncontractual customer relationships. The presence and separability of each of these categories was considered, and we determined that the customer contract with Sandow Media, LLC should be recognized apart from goodwill because it met the contractual-legal criterion and therefore was assigned a value of $2.1 million as disclosed in Note 5 to our consolidated financial statements.

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We also considered whether any noncontractual customer relationships such as customer lists and customer relationships data for Salu customers met the separability criteria. Under the separability criterion, if agreements (e.g., confidentiality agreements) or laws and statutes (e.g., privacy laws) legally prohibit the sale, transfer, license, rent or exchange of an intangible asset, then the asset would not meet the separability criterion. Under the terms our Privacy Policy, we only share customer information with third parties under certain restricted circumstances, and if we share it for any other reason, we agree to provide notice, and the customer “will have an opportunity to choose not to share the information.” With respect to email addresses specifically, we state “Be assured that, in accordance with this privacy policy, we do not sell or distribute our customer list to third parties.” Our privacy policy serves as an agreement with our customers. If we breach it, by selling or otherwise distributing customer names and email addresses, we would be in breach of this agreement.

Accordingly, we believe that the customer information is legally restricted from being sold, transferred, and licensed, etc. and therefore does not meet the separability criteria and therefore should not be recognized separately from goodwill.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 30

3. Please explain why you have not included disclosure related to the issuance of securities in the acquisition of Salu, Inc.

Company Response:

Pursuant to paragraph (a) of Part II, Item 2 of Form 10-Q, if the Item 701 information previously has been included in a current report on Form 8-K, it need not be furnished in the quarterly report on Form 10-Q. We respectfully direct the Staff to our current report on Form 8-K filed February 22, 2010. That Form 8-K, reporting the closing of our acquisition of Salu under Item 2.01, included the required disclosure under Item 3.02. Specifically, we furnished the information required by paragraphs (a) and (c) through (e) of Item 701 of Regulation S-K, including, the securities sold, nature of consideration and exemption from registration claimed. Accordingly, we excluded the Item 701 information from the Form 10-Q in compliance with the language of Part II, Item 2(a).

Schedule 14A

Compensation Review Cycle, page 43

4. We note your disclosure concerning performance-related compensation made to your named executive officers, including your statement that each named executive officer had performance objectives for the fiscal year and was assigned a rating as part of his or her annual evaluation. Please expand your disclosure to discuss the specific objectives for each of your officers, as well as the level of achievement and how the level of achievement determined the ratings and/or individual performance adjustment.

July 26, 2010

Company Response:

We supplementally include certain additional information below regarding (1) the specific performance objectives for each of our named executive officers, (2) the level of achievement by him or her and (3) how that level of achievement determined his or her ratings and/or individual performance adjustment. Although we believe that this information was appropriately described in the Proxy Statement at the pages indicated, this supplemental disclosure to the Staff is intended to address the comments raised in an overly-descriptive manner in order to show that this additional level of detail is not necessary for our stockholders to have a material understanding of our compensation programs and arrangements. Therefore, we believe that an amendment of the disclosure in the Proxy Statement is not appropriate at this time. We will, however, carefully consider the Staff’s comments to ensure that future disclosure of our compensation programs and arrangements are as transparent and informative as possible.

Performance Objectives

In assessing the performance of our chief executive officer, Dawn Lepore, the compensation committee reviewed her 2009 individual strategic priorities, listed on page 41 of our Proxy Statement, including: solid, sustainable revenue growth; expanded margins; sustained and improved execution, productivity, and cost reduction; development of our partnership strategy; and forward-looking initiatives, such as exploring west coast distribution center operations, technology investments, business development opportunities, and continued focus on employee engagement.

Ms. Lepore assessed the performance of each of our other named executive officers against his or her 2009 individual objectives, which are listed on pages 41-42 of our Proxy Statement.

The objectives for Yukio Morikubo, our vice president, strategy, general counsel and secretary, for 2009 are listed at the bottom of page 41 of the Proxy Statement. As described therein, the primary objective of Mr. Morikubo in 2009 was to realize our beauty and vision partnerships and in so doing to build a process by which we can grow other strategic business development opportunities. He was also tasked with remaining closely attuned to the competitive environment in which we operate, and maintaining high service levels while controlling costs of our outside advisors.

The objectives for Robert Potter, our chief accounting officer, for 2009 are listed at the top of page 42 of the Proxy Statement. As described therein, Mr. Potter’s objectives focused on several operational initiatives, including supply chain management improvements; optimizing our product offering; improving the efficiency and effectiveness of inventory management and other internal controls; and several cost control and cash management initiatives.

The objectives for Tracy Wright, our chief finance officer, for 2009 are listed at the top of page 42 of the Proxy Statement. As described therein, Ms. Wright’s priorities included: monitoring progress and delivering established cost savings goals and providing financial analysis to support operational improvements.

July 26, 2010

Achievements

The committee assessed each our named executive officers’ achievements during 2009 in light of their performance objectives as a whole, rather than assigning a measure of achievement to each individual objective.

With respect to Ms. Lepore, the committee noted her contributions towards the Company’s financial targets, which target were reflected in her own revenue growth, expanded margins, and improved execution and efficiency objectives, as evidenced by the fact that total net sales grew 13% in fiscal year 2009 and 25% in the fourth quarter of 2009, while the overall industries in which we operate were growing significantly less and even declining. In addition, gross margin grew from 28.1% in fiscal year 2008 to 28.9% in fiscal year 2009, and from 28.5% in the fourth quarter of 2008 to 29.4% in the fourth quarter of 2009, despite pressure from cost-conscious consumers and a notable increase in the use by customers of discounts and promotions. The committee felt Ms. Lepore’s leadership, strategic decision making and focus on operational excellence and solid execution were primary reasons why the Company gained market share, and achieved well above median financial performance (compared to industry averages), in a very difficult economic environment.

The committee cited Ms. Lepore’s leadership and reputation as instrumental in furthering our partnership strategy, though the launch of the Medco Health Store in June 2009 and securing the partnership with Luxottica in November 2009 to launch online contact lens stores and cooperate on sourcing and other opportunities and the agreement to purchase Salu, Inc. in December 2009, as well as in building and retaining a strong management team and promoting a stable organization and stimulating culture.

The committee credited Mr. Morikubo as the principal organizational leader in many strategic complex initiatives, including the Salu acquisition and integration, the Luxottica partnership, and other key drivers of the Company’s success in 2009. He also built up and managed drugstore’s Strategy practice, producing timely and detailed competitive information. Mr. Morikubo met his goal of maintaining high service levels for our internal clients, and showed tremendous leadership in managing multiple legal matters and processes, including internal audit and corporate governance. Mr. Morikubo was also praised for controlling external costs below previous year’s levels.

Mr. Potter’s stewardship of the various accounting functions resulted in substantially improved inventory management practices. In addition, he negotiated preferred credit terms with the Company’s banks in an extremely tight credit market, effectively managed the Company’s cash position, and improved our practices relating to vendor payments. His overall leadership helped maintain high standards in managing our risk and compliance. His sound management resulted in a successful external audit and effective internal controls.

The committee acknowledged Ms. Wright’s leadership and her essential contributions to our significantly improved and disciplined long-range planning and budgeting process, resulting in more accurate forecasting and more timely reporting. In addition, the committee noted that Ms. Wright played pivotal financial and business roles in our acquisition and partnership initiatives, including the acquisition of Salu and partnerships with Medco and Luxottica, and an expanded role in our investor relations efforts, working stringently to improve investor confidence in the Company.

July 26, 2010

Rating and Individual Performance Adjustment

In determining the actual final individual performance adjustment for each officer, the committee exercised some discretion, considering not only the officer’s ratings and achievements, but other factors, such as the aggregate amount of bonuses paid under the plan, the impact of that amount on the Company’s financial results, the extent to which the officer’s contributions were reflected in the company performance component of the bonus, and internal equity among our executive officers.

Given Ms. Lepore’s achievements in 2009, the committee assigned her the Company’s highest rating, which correlates to a significant individual performance adjustment percentage of up to 130%, as disclosed on page 46. Based on the objective and subjective considerations noted in the prior paragraph, the committee determined that a year-end bonus of $1.2 million, representing a 123% individual performance adjustment was appropriate for Ms. Lepore. This calculation is described in the table on page 47 of the Proxy Statement.

Based on Mr. Morikubo’s contributions, the committee also assigned Mr. Morikubo the Company’s highest rating. However, in light of the objective and subjective considerations discussed above, the committee elected to recognize Mr. Morikubo’s efforts primarily with a transaction bonus in connection with the closing of our Salu acquisition, as described on page 47 of the Proxy Statement in the section titled “Transaction Bonus.” Accordingly, the committee determined that Mr. Morikubo’s year-end bonus under the 2009 bonus plan would have an individual performance adjustment of 100%, as noted in the table on page 47 of the Proxy Statement.

In recognition of Mr. Potter’s achievements, the committee assigned Mr. Potter a very high rating, correlating to a slightly lower but still significant individual performance adjustment. Based on its assessment of the various factors, the committee determined that a year-end bonus of $98,000 was appropriate for Mr. Potter, reflecting an individual performance adjustment of 108%, as described below and as noted erroneously in the table on page 47 of the Proxy Statement as a 105% adjustment. We do not believe that this typographical error is material, and therefore we believe that a correction is not necessary for our stockholders to gain a materially complete understanding of Mr. Potter’s compensation and the Company decisions relating to such compensation.

The committee assigned Ms. Wright a very high rating, similar to Mr. Potter’s, and based on the various objective and subjective factors (described above) it considered, determined that Ms. Wright’s year-end bonus under the 2009 bonus plan would have an individual performance adjustment of 110%, as described below and as noted in the table on page 47 of the Proxy Statement.

Payment of Full-year Bonuses: Mid-year Payment and Final Payment

As disclosed on page 46 of our Proxy Statement, the Company paid bonuses under the 2009 bonus plan in two payments. First, in August 2009, we paid a mid-year bonus of 80% of the officer’s

July 26, 2010

initial target bonus percentage of his or her year-to-date salary (the “Mid-year Payment”). Then, in February 2010, the committee determined that the Company’s financial results warranted a final company performance component of 130%, and the Company paid each officer a final payment equal to his or her full-year bonus less the Mid-year Payment (the “Final Payment”).

Incremental Bonus

As discussed on page 46, in July 2009, the committee, acting under the discretion it reserved for itself under the 2009 bonus plan, sought to ensure that each of the named executive officers was rewarded for his or her efforts in the first half of the year even to the extent that such efforts were not yet reflected in the financial results, and so the committee elected to pay an incremental bonus amount (the “Incremental Bonus”) equal to 20% of their initial target bonus percentage of their year-to-date salary as of June 30, 2009, as adjusted for individual performance in the discretion of the committee. In determining the discretionary adjustment for the Incremental Bonus, the committee did not conduct the full review of performance against objectives that it does for purposes of the full-year bonus. Instead, it considered each officer’s performance generally, established a general budget for all Incremental Bonuses in the aggregate, and adjusted each officer’s Incremental Bonus for purposes of internal equity.

The Company included this Incremental Bonus in the Summary Compensation Table, but excluded it from the table on page 47 of the Proxy Statement describing the full-year bonus amounts. The Company does not anticipate repeating this Incremental Bonus. Accordingly, we respectfully submit that amending our Proxy Statement disclosure to provide this level of detail regarding the Incremental Bonus is not required for a stockholder’s understanding of our compensation practices and the amounts paid to our named executive officers and that the more general description in the Proxy Statement is sufficient.

2009 Summary Compensation Table, page 52

5. Please verify the amounts paid to each Named Executive Officer reflected in this table and explain how these calculations were made in light of the disclosure included in your CD&A. For example, this table displays a non-equity incentive plan compensation award to your Chief Executive Officer of $1,400,000. However, the salary paid to your Chief Executive Officer in 2009 totaled $538,594 and the disclosure of how this award was granted indicates that it would have been 240% of salary, or slightly less than $1,300,000. Similarly, your Chief Financial Officer should have been paid a bonus totaling 46% of his 2009 salary of $215,427, or slightly more than $99,000, but the award reflected in the table is nearly $110,000.

July 26, 2010

Company Response:

We supplementally inform the Staff that we have verified the amounts paid to each Named Executive Officer reflected in the Summary Compensation Table on page 52 of the Proxy Statement. In addition, we supplementally provide the following explanations as to how these calculations were made:

Summary Compensation Table Categories	Explanation of Underlying Calculations
Salary	Determination of salaries and 2009 adjustments are discussed on pages 43 and 44 of the Proxy Statement. The amount included for each officer in the Summary Compensation Table is slightly higher than his or her annual salary because (1) it reflects amounts earned by or paid to him or her in 2009, and accordingly includes an amount earned in 2009 and paid in 2010, as footnoted in the Summary Compensation Table; and (2) our officers are paid bi-weekly, usually resulting in 26 paychecks per year, but occasionally, as was the case in 2009, which was a 53-week fiscal year, resulting in 27 paychecks per year.

Stock Awards	The grants of restricted stock awards are discussed on pages 47-49 of the Proxy Statement, and the calculation of the value of such grants is described in footnote (1) to the Summary Compensation Table and was calculated in accordance with the requirements of Item 402 of Item S-K.

Option Awards	The grants of stock appreciation rights are discussed on pages 47-49 of the Proxy Statement, and the calculation of the value of such grants is described in footnote (1) to the Summary Compensation Table and was calculated in accordance with the requirements of Item 402 of Item S-K.

Non-Equity Incentive Plan Compensation	As more fully described on pages 44-47 of the Proxy Statement, the annual bonus earned in 2009 by the named executive officers is comprised of (1) the Mid-year Payment, (2) the Incremental Bonus, and (3) the Final Payment. Calculations of the Mid-year Payment and the Final Payment are set forth in the table on page 47 of the Proxy Statement. The Incremental Bonus is described in the last paragraph on page 46 of the Proxy Statement.

All Other Compensation	These amounts are described and quantified in the respective footnotes to the Summary Compensation Table.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

July 26, 2010

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 372-3465 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

drugstore.com, inc.

/s/ Yukio Morikubo
Yukio Morikubo
General Counsel, Vice President, and Secretary